Exhibit 99.1

Caledonia Mining Corporation

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated financial statements of Caledonia Mining Corporation (“Group”) have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management have determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated financial statements are presented fairly, in all material respects.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through the Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated financial statements have not been reviewed by the Group’s auditor.

The unaudited condensed consolidated financial statements for the period ended June 30, 2015 were approved by the Board of Directors and signed on its behalf on August 12,  2015.

(Signed) S. R. Curtis	(Signed) M. Learmonth

Chief Executive Officer	Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of profit or loss and other comprehensive income
(In thousands of Canadian dollars except for earnings per share amounts)
Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
	Note	2015	2014	2015	2014
Revenue		15,014	15,555	31,008	32,618
Less: Royalty		(752)	(1,090)	(1,553)	(2,285)
Production costs	6	(9,240)	(7,768)	(18,754)	(16,556)
Depreciation		(1,025)	(1,025)	(2,063)	(2,083)
Gross profit		3,997	5,672	8,638	11,694
Other income		18	5	28	5
Administrative expenses	7	(2,323)	(1,760)	(4,342)	(3,607)
Foreign exchange gain (loss)		139	(129)	764	128
Results from operating activities		1,831	3,788	5,088	8,220
Finance income		1	-	1	-
Finance cost		(44)	(29)	(88)	(70)
Net finance costs		(43)	(29)	(87)	(70)
Profit before tax		1,788	3,759	5,001	8,150
Tax expense		(1,212)	(1,237)	(2,411)	(2,537)
Profit for the period		576	2,522	2,590	5,613
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations		(1,730)	(2,288)	2,947	(154)
Other comprehensive income for the period, net of income tax		(1,730)	(2,288)	2,947	(154)
Total comprehensive income for the period		(1,154)	234	5,537	5,459
Profit attributable to:
Shareholders of the Company		324	1,840	1,878	4,265
Non-controlling interests		252	682	712	1,348
Profit for the period		576	2,522	2,590	5,613
Total comprehensive income attributable to:
Shareholders of the Company		(1,411)	(426)	4,740	4,132
Non-controlling interests		257	660	797	1,327
Total comprehensive income for the period		(1,154)	234	5,537	5,459
Earnings per share
Basic earnings per share		$0.005	$0.035	$0.034	$0.082
Diluted earnings per share		$0.005	$0.034	$0.033	$0.080

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)		Unaudited	Audited

As at		June 30,	December 31,
	Note	2015	2014
Assets
Property, plant and equipment	8	48,275	40,388
Total non-current assets		48,275	40,388

Inventories	9	8,180	7,571
Prepayments		317	348
Trade and other receivables	10	4,452	2,040
Income tax receivable		-	111
Cash and cash equivalents	11	23,683	26,838
Total current assets		36,632	36,908
Total assets		84,907	77,296

Equity and liabilities
Share capital		57,607	57,607
Reserves		162,745	159,883
Accumulated deficit		(159,447)	(159,759)
Equity attributable to shareholders		60,905	57,731
Non-controlling interest		1,601	804
Total equity		62,506	58,535

Liabilities
Provisions		3,054	2,888
Deferred tax liability		12,364	10,092
Total non-current liabilities		15,418	12,980

Trade and other payables		5,089	3,791
Income taxes payable		1,894	1,990
Total current liabilities		6,983	5,781
Total liabilities		22,401	18,761
Total equity and liabilities		84,907	77,296

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
For the six months ended June 30, 2015

(expressed in thousands of Canadian dollars)

Unaudited	Share Capital	Foreign Currency Translation Reserve	Contributed Surplus	Share based Payment Reserve	Accumulated Deficit	Total	Non- controlling interest (NCI)	Total Equity

Balance at December 31, 2013	57,607	319	140,000	15,750	(161,651)	52,025	(51)	51,974
Transactions with owners:
Dividend paid	-	-	-	-	(1,569)	(1,569)	(318)	(1,887)
Total comprehensive income:
Profit for the period	-	-	-	-	4,265	4,265	1,348	5,613
Other comprehensive income	-	(133)	-	-	-	(133)	(21)	(154)
Balance at June 30, 2014	57,607	186	140,000	15,750	(158.955)	54,588	958	55,546
Balance at December 31, 2014	57,607	4,133	140,000	15,750	(159,759)	57,731	804	58,535
Transactions with owners:
Dividend paid	-	-	-	-	(1,566)	(1,566)	-	(1,566)
Total comprehensive income:
Profit for the period	-	-	-	-	1,878	1,878	712	2,590
Other comprehensive income	-	2,862	-	-	-	2,862	85	2,947
Balance at June 30, 2015	57,607	6,995	140,000	15,750	(159,447)	60,905	1,601	62,506

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation
Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)
For the six months ended June 30,
Unaudited		For the 3 months ended June 30		For the 6 months ended June 30
Cash flows from operating activities	Note	2015	2014	2015	2014

Cash generated by operating activities	12	2,928	3,528	6,750	10,396
Interest received		1	-	1	-
Interest paid		(30)	(29)	(61)	(70)
Tax paid		(268)	(1,841)	(788)	(2,441)
Cash from operating activities		2,631	1,658	5,902	7,885

Cash flows from investing activities
Property, plant and equipment additions		(3,466)	(1,550)	(7,252)	(3,582)
Proceeds from the sale of property, plant and equipment		57		58
Net cash used in investing activities		(3,409)	(1,550)	(7,194)	(3,582)

Cash flows from financing activities
Dividend paid		(784)	(980)	(1,566)	(1,887)
Net cash used in financing activities		(784)	(980)	(1,566)	(1,887)
Net (decrease) increase in cash and cash equivalents		(1,562)	(872)	(2,858)	2,416
Cash and cash equivalents at beginning period		26,094	26,714	26,838	23,426
Effect of exchange rate fluctuations on cash held		(849)	-	(297)	-
Cash and cash equivalents at end of period	11	23,683	25,842	23,683	25,842

The accompanying notes on pages 6 to 18 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board:  “S.R Curtis”- Chief Executive Officer and “M Learmonth” - Chief Financial Officer

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation (the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is Suite 4009, 1 King Street West, Toronto, Ontario, M5H 1A1, Canada. These consolidated financial statements of the Group as at and for the period ended June 30, 2015 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

2          Basis for preparation

(a) Statement of compliance

These unaudited Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2014.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for equity-settled share-based payment arrangements measured at fair value on grant date.

(c) Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual experience may differ from these estimates and assumptions. The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

3          Use of estimates and judgements - (continued)

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2014.

The condensed consolidated interim financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2014.

4          Significant accounting policies

Except as stated otherwise, the same accounting policies and methods of computation have been applied consistently to all periods presented in these interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2014. In addition, the accounting policies have been applied consistently by the Group entities.

 (i) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market risk free rate applicable to the currency in which the liability will be incurred. The unwinding of the discount is recognised as finance cost.

 (ii) Site restoration

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a paid transactional value of US$30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to sell its 51% ownership interest in Blanket Mine as follows:

•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to Blanket Employee Trust Services (Private) Limited (BETS) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket Mine’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket Mine undertook and paid a non-refundable donation of US$1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which are repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. To facilitate the capital expenditure of a production expansion programme Blanket Mine has suspended dividend payments. A moratorium has been placed on interest until dividends are resumed at Blanket Mine level.

The facilitation loans were declared by Caledonia Holdings Zimbabwe (Blanket Mine’s parent company) to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie on February 14, 2013 and withholding tax amounting to US$1.504 million was paid and expensed on March 5, 2013.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”) a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accordingly the subscription agreements will be accounted for as a transaction with non-controlling interests and share based payments.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

5           Blanket Zimbabwe Indigenisation Transaction-(continued)

Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:
•	Non-controlling interests (NCI) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro;

(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•
The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on  the facilitation loans including interest. At June 30, 2015 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•
The transaction with the BETS will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

•
The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

USD	Shareholding	NCI Recognised	NCI subject to facilitation loan	Balance of facilitation loan at June 30, 2015 #	Dec, 31 2014
NIEEF	16%	3.2%	12.8%	11,907	11,907
Fremiro	15%	3.0%	12.0%	11,657	11,657
Community Trust	10%	10.0%	-	-	-
BETS ~	10%	- *	- *	7,772	7,772
	51%	16.2%	24.8%	US$31,336	US$31,336

The balance on the facilitation loans is reconciled as follows:
USD ‘000’s
Balance at December 31, 2014	31,336
Interest accrued &	-
Dividends used to repay loans	-
Balance at June 30, 2015	31,336

& A moratorium has been placed on interest until dividends are resumed by Blanket Mine.
*The shares held by BETS are effectively treated as treasury shares (see above).
~ Accounted for under IAS19 Employee Benefits.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

5   Blanket Zimbabwe Indigenisation Transaction – (continued)

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been recorded to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust.

The movement in the advance dividend loans is reconciled as follows in USD 000’s:

Community Trust
US$
Balance at December 31, 2014	3,237
Interest accrued &	-
Dividends used to repay advance dividends	-
Balance at June 30, 2015	3,237

& A moratorium has been placed on interest until dividends are resumed by Blanket Mine.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

6              Production costs
	2015	2014

Salaries and wages	7,182	5,487
Consumable materials	9,340	9,133
Site restoration	4	19
Exploration	208	229
Safety	343	265
On mine administration	1,677	1,423
	18,754	16,556

7              Administrative expenses

	2015	2014

Investor relations	282	227
Management contract fee	-	514
Professional consulting fees	328	418
Audit fee	212	107
Legal fee and disbursements	134	278
Accounting services fee	117	16
Listing fees	159	248
Travel	168	191
Directors fees	185	187
Salaries and wages	1,547	885
Zambian holding costs	824	346
Other	386	190
	4,342	3,607

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

8              Property, plant and equipment

	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Assets under construction	Fixtures and fittings	Motor vehicles	Total

Cost

Balance at January 1, 2014	8,152	14,991	16,320	21,476	-	1,306	2,219	64,464
Additions	592	3,390	1,864	1,921	-	122	19	7,908
Reallocations between asset classes	(640)	1,834	-	(1,197)	-	3	-	-
Disposals	-	-	-	(304)	-	-	(9)	(313)
Foreign exchange movement	742	1,689	(2,763)	2,482	-	(44)	61	2,167
Balance at December 31, 2014	8,846	21,904	15,421	24,378	-	1,387	2,290	74,226
Additions	47	4,848	394	114	*1,696	101	52	7,252
Disposals	-	-	-	(45)	-	-	(68)	(113)
Reallocations between asset classes	(364)	305	628	(99)	(470)	-	-	-
De-recognition of Zambian assets**	-	-	(12,294)	(283)	-	(75)	(77)	(12,729)
Foreign exchange movement	541	1,553	(984)	1,537	(37)	122	162	2,894
Balance at June 30, 2015	9,070	28,610	3,165	25,602	1,189	1,535	2,359	71,530

* Two winders were purchased by Caledonia Mining South Africa Proprietary Limited of which one has been transferred to the Blanket Mine and the other is currently in the process of refurbishment. The winders are earmarked for installation at the Blanket Mine as part of the Revised Investment Plan.

** The Group surrendered all exploration rights relating to the Zambian operations for a nominal value. The Zambian assets were fully impaired in previous periods.

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the six months ended June 30, 2015 and June 30, 2014
(expressed in thousands of Canadian dollars)

8           Property, plant and equipment - (continued)

Accumulated depreciation and Impairment losses	Land and buildings	Mineral properties being depreciated	Mineral properties not depreciated	Plant and equipment	Assets under construction	Fixtures and fittings	Motor vehicles	Total

Balance at January 1, 2014	1,734	2,826	14,333	9,886	-	1,063	1,174	31,016
Depreciation for the year	567	810	-	2,088	-	86	357	3,908
Disposals	-	-	-	(236)	-	-	(9)	(245)
Impairment	-	-	-	180	-	16	-	196
Foreign exchange movement	(252)	358	(930)	(140)	-	(65)	(8)	(1,037)
Balance at December 31, 2014	2,049	3,994	13,403	11,778	-	1,100	1,514	33,838
Depreciation	344	277	-	1,184	-	53	205	2,063
Disposals	-	-	-	(42)	-	-	(41)	(83)
De-recognition of Zambian assets	-	-	(12,294)	(283)	-	(75)	(77)	(12,729)
Foreign exchange movement	129	250	(1,109)	738	-	65	93	166
Balance at June 30, 2015	2,522	4,521	-	13,375	-	1,143	1,694	23,255
Carrying amounts
At December 31, 2014	6,797	17,910	2,018	12,600	-	287	776	40,388
At June 30, 2015	6,548	24,089	3,165	12,227	1,189	392	665	48,275

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2015 and June 30, 2014
(In thousands of Canadian dollars)

9              Inventories

		December 31
	2015	2014

Consumable stores	8,180	6,932
Gold in progress	-	639
	8,180	7,571

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

10              Trade and other receivables

		December 31
	2015	2014

Bullion sales receivable	1,684	-
VAT receivables	1,514	1,169
Deposits for stores and equipment and other receivables	1,254	871
	4,452	2,040

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

11              Cash and cash equivalents

	2015	December 31 2014

Bank balances	23,683	26,838
Cash and cash equivalents in the statement of cash flows	23,683	26,838

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2015 and June 30, 2014
(In thousands of Canadian dollars)

12               Cash flow information

Non-cash items and information presented separately on the cash flow statement:
	2015		2014
	$		$
Profit for the period		2,590	5,613
Adjustments for:
Net finance costs		87	70
Tax expense		2,411	2,537
Profit on sale of property, plant and equipment		(28)	-
Site restoration		4	450
Depreciation		2,063	2,083
Cash generated by operations before working capital changes		7,127	10,753
Inventories		(40)	(26)
Prepayments		16	106
Trade and other receivables		(689)	(891)
Trade and other payables		336	454
Cash generated by operating activities		6,750	10, 396

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2015 and June 30, 2014
(In thousands of Canadian dollars)

13               Operating Segments
The Group's operating segments have been identified based on geographic areas. The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Corporate, Zimbabwe, South Africa and Zambia. The accounting policies of the reportable segments are the same as described in note 4.

The Zimbabwe operating segments comprise an operating gold mine. The Zambia segments consist of Nama copper project and cobalt project. The South Africa geographical segment comprise a gold mine under care and maintenance as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Geographic segment profit for the 6 months ended June 30, 2015	Corporate	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Revenue	-	31,008	5,410	-	(5,410)	31,008
Royalty	-	(1,553)		-		(1,553)
Production costs	-	(19,174)	(4,709)	-	5,129	(18,754)
Management fee	-	(2,665)	2,665	-	-	-
Administrative expenses	(1,232)	(59)	(2,227)	(824)	-	(4,342)
Depreciation	-	(2,174)	(24)	-	135	(2,063)
Other income	-	28	-	-	-	28
Foreign exchange gain/(loss)	103	-	661	-	-	764
Finance income	-	-	1	-	-	1
Finance cost	-	(88)	-	-	-	(88)
Profit before tax	(1,129)	5,323	1,777	(824)	(146)	5,001
Tax expense	-	(1,789)	(622)	-	-	(2,411)
Profit for the period	(1,129)	3,534	1,155	(824)	(146)	2,590

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
For the period ended June 30, 2015 and June 30, 2014
(In thousands of Canadian dollars)

13                Operating Segments (continued)

Geographic segment assets as at June 30, 2015
Current assets	9,386	15,859	13,728	50	(2,391)	36,632
Property, Plant and Equipment	55	48,291	1,665	-	(1,736)	48,275
Intercompany assets	128,417	1,857	34,840	-	(165,114)	-
Expenditure on property, plant and equipment	-	7,761	*1,226	-	(1,735)	7,252
Geographic segment liabilities as at June 30, 2015
Current liabilities	(954)	(5,226)	(803)	-	-	(6,983)
Non-current liabilities	-	(14,765)	(653)	-	-	(15,418)
Intercompany liabilities	(44,615)	(1,837)	(86,739)	(31,923)	165,114	-

* Two winders were purchased by Caledonia Mining South Africa Proprietary Limited of which one has been transferred to the Blanket Mine and the other is currently in the process of refurbishment. The winders are earmarked for installation at the Blanket Mine as part of the Revised Investment Plan.

Geographic segment profit for the 6 months ended June 30, 2014
	Canada	Zimbabwe	South Africa	Zambia	Inter-group eliminations adjustments	Total

Revenue	-	32,618	3,904	-	(3,904)	32,618
Royalty	-	(2,285)	-	-	-	(2,285)
Production costs	-	(16,635)	(3,663)	-	3,742	(16,556)
Management fee	-	(2,566)	2,566	-	-	-
Administrative expenses	(1,874)	(39)	(1,332)	(362)	-	(3,607)
Depreciation	-	(2,041)	(106)	-	64	(2,083)
Other income		-	5	-	-	5
Foreign exchange gain	24	-	374	-	(270)	128
Finance cost	-	(70)	-	-	-	(70)
Profit before tax	(1,850)	8,982	1,748	(362)	(368)	8,150
Tax expense	(123)	(1,921)	(493)	-	-	(2,537)
Profit for the period	(1,973)	7,061	1,255	(362)	(368)	5,613

Caledonia Mining Corporation
Notes to the Condensed Consolidated Financial Statements
  For the period ended June 30, 2015 and June 30, 2014
  (In thousands of Canadian dollars)

13                      Operating Segments (continued)

Geographic segment assets as at December 31, 2014:
Current assets	12,520	12,148	13,700	51	(1,511)	36,908
Non- Current assets:
Property, Plant and Equipment	56	41,646	356	-	(1,670)	40,388
Expenditure on property, plant and equipment	-	7,905	52	107	(156)	7,908
Intercompany balances	118,502	1,748	33,788	-	(154,038)	-
Geographic segment liabilities as at December 31, 2014:

Current liabilities	(1,146)	(2,804)	(1,831)	-	-	(5,781)
Non-current liabilities	-	(12,291)	(689)	-	-	(12,980)
Intercompany balances	(39,479)	(1,049)	(84,187)	(29,323)	154,038	-

Major customer

Revenues from Fidelity Printers and Refiners in Zimbabwe amounted to $31,008 (2014: $32,618) for the period ended June 30, 2015.

Directors and Management at August 10, 2015

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (1)(2)(3)(4)(7) - Chairman	S. R. Curtis
Non- executive Director	Chief Executive Officer
New York, United States of America	Johannesburg, South Africa

S. R. Curtis (5)(7)	M. Learmonth (5)(7)
Chief Executive Officer Johannesburg, South Africa	Chief Financial Officer and Vice-President Investor Relations and Corporate Development
Johannesburg, South Africa

J. Johnstone (2)(4)(6)(7)	D. Roets (6)(7)
Non-executive Director	Chief Operating Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

J. L. Kelly (1)(2)(3)(7)	Dr. T. Pearton (5)(6)(7)
Non- executive Director	Vice-President Exploration
New York, United States of America	Johannesburg, South Africa

D. Henderson
Non- executive Director	DSA Corporate Services Inc.
Toronto, Ontario, Canada	Company Secretary
36 Toronto Street – Suite1000
J. Holtzhausen (1)(2)(4)(5)(6)(7) - Chairman Audit Committee	Toronto, Ontario, M5C 2C5
Non- executive Director
Cape Town, South Africa
Board Committees
(1(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nominating Committee
(5) Disclosure Committee
(6) Technical Committee
(7) Strategic Planning Committee

CORPORATE DIRECTORY as at August 10, 2015

CORPORATE OFFICES		SOLICITORS
Canada - Head Office		Borden Ladner Gervais LLP
Caledonia Mining Corporation		Suite 4100, Scotia Plaza
Suite 4009, 1 King West		40 King Street West
Toronto, Ontario M5H 1A1		Toronto, Ontario M5H 3Y4 Canada
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449
info@caledoniamining.com		AUDITORS
South Africa – Africa Office		KPMG Inc.
Caledonia Mining South Africa Proprietary Limited		85 Empire Road
P.O. Box 4628		Parktown 2193
Weltevreden Park 1715		South Africa
South Africa		Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Tel: (27)(11) 447-2499
REGISTRAR & TRANSFER AGENT
Zimbabwe		Computershare
Caledonia Holdings Zimbabwe (Limited)		100 University Ave, 8th Floor,
P.O. Box CY1277		Toronto, Ontario, M5J 2Y1
Causeway, Harare		Tel:+1 416 263 9483
Zimbabwe
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248		BANKERS
Canadian Imperial Bank of Commerce
CAPITALIZATION at August 10, 2015		6266 Dixie Road
Authorised: Unlimited		Mississauga, Ontario L5T 1A7 Canada
Shares, Warrants and Options Issued:
Common Shares:	52,078,946	NOMAD AND BROKER (AIM)
Warrants:	Nil	WH Ireland Limited
Options:	2,125,920 (June 30, 2015)	11 St James’s square
Manchester
SHARES LISTED		M2 6WH
Toronto Stock Exchange Symbol “CAL”		Tel: +44 161 832 2174
NASDAQ OTCQX Symbol "CALVF"
London “AIM” Market Symbol “CMCL”